Exhibit 99.4

The Board of Directors of The Toronto-Dominion Bank

Board Charter

~ ~ Supervising the Management of the Business and Affairs of the Bank ~ ~

Main Responsibilities:

We provide the supervision necessary for:

1.      Approval of Strategy and Major Policy Decisions of the Bank – we must understand and approve the Bank’s strategy and business objectives, be kept current on its progress towards those objectives and be part of and approve any major strategy and policy decisions

2.      Approval of the Bank’s Risk Appetite Statement – we must be satisfied that there is a framework in place so that the Bank only takes risks in accordance with its Risk Appetite and that a Risk Appetite Statement is in place to inform and assess performance relative to the Bank’s Risk Appetite

3.      Evaluation, Compensation and Succession for Key Management Roles – we must be satisfied that we have the right people in key roles and we must monitor and evaluate them and be satisfied that they are appropriately compensated in order to encourage the Bank’s long-term success

4.      Oversight of the Management of Capital, Liquidity, Risks and Internal Controls – we must be satisfied that policies are in place to enable the Bank to maintain sufficient capital and liquidity and to protect the Bank’s assets; and we must also be satisfied that our risk culture, compensation policies and practices, and control functions enable the Bank to operate within the confines of its Board approved Risk Appetite

5.      Disclosure of Reliable and Timely Information to Shareholders – we must be satisfied that we are providing our shareholders with the right information

6.      Effective Board Governance – we must function effectively as a Board in order to meet our responsibilities; our Board needs to be comprised of strong members with the right skills and the right information

Independence is Key:

We understand that the Board of Directors must be independent of the management of the Bank. To enhance our independence, we have implemented the following practices:

•   a majority of the members of the Board must be independent and all Committees shall be composed solely of independent directors, pursuant to the Director Independence Policy

•   the Board and its Committees may, at their election, meet independently of management at any time

•   the Board and its Committees have the authority to engage their own independent advisors

•   the non-management directors shall annually appoint a strong, independent Chairman with a clear mandate to provide leadership for the independent directors

•   all non-management directors are required to hold Bank shares or equivalents worth six times their respective annual cash retainer

•   all directors must have access to high-quality information – orientation for new directors, meaningful presentations, access to management and sufficient time to review material

We know independence requires more than these practices – it requires preparation for meetings, understanding the issues, strength of character, integrity and an inquiring mind.

Our Composition

The number of directors will be as provided for in the Bank’s By-laws from time to time and will comply with the Board composition provisions set out in the Bank’s Corporate Governance Guidelines. Each director shall possess the qualities set out in the Position Description for Directors.

The Board will create Committees from time to time and delegate certain functions to them as set out in their respective Charters. The Committee Charters will be reviewed on a regular basis and should be updated and amended as often as needed to respond to the evolving regulatory and market environments in which the Bank operates.

Independent Functioning of Board and Committees

The Board is responsible for establishing the appropriate policies and procedures to enable the Board, its Committees and individual directors to function independently of management to the extent considered necessary or desirable by directors. The Board and each Committee may retain and terminate independent professionals and each has the sole authority to approve all fees payable to an independent professional. Any director may retain and terminate an independent professional with the prior approval of the Corporate Governance Committee.

Each Committee and the Board may conduct all or part of any meeting in the absence of management, and each Committee and the Board includes such a session on the agenda for each regularly scheduled meeting. In the event the Board is constituted with one or more non-management non-independent directors, any independent director may request the non-management non-independent directors to be excluded from any such session, and the Board will conduct at least one such session a year in the absence of management and the non-management non-independent directors.

Each Committee chair may also require the Corporate Secretary to convene a meeting of the Board or a Committee to be held in the absence of management or to reserve an agenda item at any Board or Committee meeting for business to be conducted in the absence of management. Each director may request such a meeting or reserved agenda item by contacting a Committee chair.

Meetings

The Board will meet at least four times per year as required by the Bank Act (Canada), which meetings will be scheduled by the Chairman of the Board in conjunction with the Chief Executive Officer and the Corporate Secretary. For regularly scheduled meetings, an agenda for each Board meeting and other documents for consideration are provided to all directors about one week in advance of each meeting. For special meetings of the Board, best efforts will be made to distribute materials to the directors as far in advance as practicable. A supplemental Board package, containing any additional or revised documents for the meeting, is provided to each director at the commencement of each meeting.

The Board will meet with the Office of the Superintendent of Financial Institutions Canada (“OSFI”) to review and discuss the results of OSFI’s annual supervisory examination of the Bank (unless OSFI directs otherwise).

All non-management directors who are not members of a Committee have a standing invitation to attend meetings of the Committee but may not vote at such meetings. Additionally, a Committee may invite to its meetings any director, member of management of the Bank or such other persons as it deems appropriate in order to carry out its responsibilities. A Committee may also exclude from its meetings any persons it deems appropriate in order to carry out its responsibilities.

Specific Duties and Responsibilities

The Board has the following specific duties and responsibilities, which may be delegated to Committees of the Board, in whole or in part, with ongoing reporting by the Committees to the Board:

“Tone at the Top”

The Board is responsible for setting the tone for the risk, integrity and compliance culture throughout the Bank and, in that regard, expects the highest level of personal and professional integrity from the Chief Executive Officer, other executive officers and all employees of the Bank. The Board is responsible for overseeing the establishment of such a culture through appropriate mechanisms, including assessing the Chief Executive Officer and other executive officers of the Bank against this expectation; and overseeing policies in respect of ethical personal and business conduct (including the Bank’s Code of Conduct and Ethics and Anti-Bribery and Anti-Corruption Policy) and approving the Bank’s Risk Appetite Statement and monitoring the Bank’s risk profile and performance relative to its Risk Appetite.

Strategic Planning

The Board is responsible for approving the strategy and business objectives of the Bank and overseeing their execution. This oversight includes reviewing and approving all major strategy and policy recommendations including the Bank’s annual strategic plan and annual financial plan which include the capital, liquidity and funding plans, as well as specific requests for major capital expenditures and the monitoring of adequate levels of capital and liquidity. The Board assesses the Bank’s major opportunities and the risk impact of such strategic decisions being contemplated, including considering whether they are within the Board-approved risk appetite established for the Bank and its individual business units. The Board also oversees the strategic planning process, implementation of strategic plans, and monitoring performance against such plans.

Risk Management

The Board is responsible for overseeing the Bank’s risk culture and overseeing that appropriate policies and procedures are in place to protect the assets of the Bank and assure its viable future. The Board is also responsible for overseeing the identification and monitoring of the principal risks affecting the Bank’s businesses, and satisfying itself that appropriate policies, procedures and practices are in place for the effective and independent management of these risks under the Bank’s Enterprise Risk Framework. This responsibility includes reviewing and approving the Bank’s Risk Appetite Statement and related measures and monitoring the Bank’s risk profile and performance relative to its Risk Appetite and any exceptions to its Risk Appetite Statement measures. In addition, the Board oversees the Bank’s crisis management recovery and resolution plans, in accordance with applicable law and regulations.

Capital and Liquidity Oversight

The Board oversees the Bank’s capital adequacy and management by annually reviewing and approving the Global Capital Management Policy and the capital limits and thresholds therein. As part of this responsibility, the Board is also responsible for declaring dividends and approving the issuance, redemption or repurchase of any capital, if appropriate and permitted by applicable law and regulations. The Board is also responsible for overseeing appropriate liquidity and funding frameworks and policies.

Internal Controls and Management Information Systems

The Board is responsible for overseeing and monitoring the integrity and effectiveness the Bank’s internal controls and management information systems. It is also responsible for overseeing adherence to applicable legal, audit, compliance, regulatory, accounting and reporting requirements. Through this process, the Board must satisfy itself that the financial reporting and financial control systems are operating appropriately.

Communications Policy

The Board is responsible for establishing a communications policy for the Bank and overseeing the maintenance of effective shareholder relations through the Bank’s communications policy and programs so that accurate and timely information is disseminated to and feedback is accommodated from shareholders.

Shareholders may communicate with the independent directors through the Chairman of the Board. Instructions for how to communicate with the independent directors shall be publicly available through appropriate disclosure mechanisms, such as the Bank’s proxy circular, annual report and/or website.

Director Orientation and Assessment

The Board is responsible for overseeing an appropriate, formal, orientation program for new directors and for annually assessing the contribution of the Board, Committees and all directors.

Evaluation, Compensation and Succession Planning

The Board is responsible for overseeing the effective operation of the Bank by appointing, assessing the performance of, compensating, and succession planning for senior Bank officers; and, if appropriate, dismissing and replacing the Chief Executive Officer. This responsibility includes the Board satisfying itself that development planning takes place for senior bank officers. The Board must satisfy itself that the senior management team and other responsible persons at the Bank have the appropriate qualities and competencies to meet the expectations set by the Board and regulators, including, to the extent possible, satisfying itself as to the integrity of the Chief Executive Officer and other executive Bank officers, and as to their effectiveness in fostering the risk, integrity and compliance culture throughout the Bank. The Board is responsible for overseeing the compensation structure of the senior management team and the compensation policies of the Bank. The Board is responsible for developing a position description for the Chief Executive Officer, which, together with Board approved policies and practices, provide for a definition of the limits to management’s authorities. The Board is responsible for approving the objectives of the Chief Executive Officer, monitoring progress against those objectives, and the compensation of the Chief Executive Officer. The Board annually reviews and approves the adequacy and form of compensation of directors.

Oversight of Subsidiaries

As part of meeting its responsibilities, the Board is responsible for overseeing the governance and activities of subsidiaries. This includes overseeing the selection and election by the Bank’s senior management (acting in the role as shareholder) of the directors of the boards of TD Group US Holdings LLC, its subsidiary TD Bank US Holding Company (“TD BUSH”) and TD BUSH’s subsidiaries TD Bank, N.A. and TD Bank USA, N.A. (and any successors thereto) (collectively the “TD US Boards”). The Board annually reviews and approves (subject to ratification by the TD US Boards) the adequacy and form of compensation for the non-management directors of the TD US Boards.

General

The Board is responsible for monitoring the effectiveness of the Bank’s corporate governance practices and approving any necessary changes, as required. The Board is responsible for establishing general Bank policies and performing other tasks required bylaw and regulations. The Board is responsible for maintaining minutes and other records of meetings and activities of the Bank.

Posted February 2016

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